Filed by Cottonwood Communities, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
Subject Company: Cottonwood Multifamily REIT I, Inc.
Registration No.: 333-255171
Dated May 19, 2021

May 19, 2021

Dear Investor,

We are pleased to share some exciting news on the status of the mergers announced earlier this year.

On May 7, 2021, Cottonwood Communities, Inc. (“CCI”) completed its merger with Cottonwood Residential II, Inc. (“CRII”) and its operating partnership Cottonwood Residential O.P., LP (“CROP”) following a solicitation for approval by CROP limited partners resulting in 83 percent voting, with 97 percent in favor of the merger transaction, 1 percent against and 2 percent abstaining.

The resulting company, CCI, is now a $1.6 billion multifamily sector-focused REIT comprised of a total of 35 apartment communities and other real estate-related investments located predominantly in growth markets across the United States.

As a next step, later this month we will be distributing solicitation materials to obtain stockholder approval for the acquisition of Cottonwood Multifamily REIT I (“CMRI”) and Cottonwood Multifamily REIT II (“CMRII”) by CCI as contemplated in the definitive merger agreement dated January 26, 2021.

Please keep an eye out for this material in the mail over the coming week. Each stockholder’s timely vote is needed and important. Should you have any questions or concerns regarding the terms of the transactions, please feel free to contact Eric Marlin at eric@cwmarketsgrp.com or (310) 418-9174,  Michelle Langer at michelle@cwmarketsgrp.com or (801) 826-4914, and/or your financial advisor.

Additionally, linked below for your reference is a recording of the investor conference call held on Thursday, February 11, 2021 discussing the merger transaction as it relates to CMRI and CMRII, as well as the accompanying investor presentation:

•	Merger Overview Investor Call
•	Investor Presentation

We are thrilled with this strategic merger and eager for the opportunities ahead as we seek to grow the portfolio and create enhanced long-term value for our stockholders.

Sincerely,

Cottonwood

ADDITIONAL INFORMATION ABOUT THE MERGERS

In connection with the proposed mergers with CMRI and CMRII, CCI has filed with the SEC two registration statements on Form S-4 that include a proxy statement of CMRI or CMRII, as applicable, and constitute a prospectus of CCI. Each proxy statement and prospectus will be mailed to CMRI and CMRII’s stockholders, as applicable, and each contains important information about the applicable merger and related matters.  This communication is not a substitute for the registration statement, the Proxy Statement and Prospectus or any other documents that will be made available to the stockholders of each of CMRI and CMRII. INVESTORS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT AND PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY CCI, CMRI AND CMRII WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CCI, CMRI, CMRII AND THE PROPOSED MERGERS. Investors and stockholders of CCI, CMRI and CMRII may obtain free copies of the respective registration statement, the respective Proxy Statement and Prospectus, and other relevant documents filed by CCI with the SEC through the website maintained by the SEC at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.